EXHIBIT 99.1

Brookfield Asset Management Announces Pricing of US$150 Million Re-Opening of 4.350% Notes Due April 15, 2030

BROOKFIELD NEWS, April 09, 2020 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (“Brookfield”) (TSX: BAM.A, NYSE: BAM) today announced the pricing of a US$150 million re-opening of its 4.350% notes due 2030 (the “additional notes”) due to investor demand.

The additional notes will form part of the same series as the already outstanding US$600 million principal amount of 4.350% notes due 2030 (the “existing notes”), which were announced on April 7, 2020 and issued on April 9, 2020. After giving effect to the re-opening, the aggregate principal amount of the series will be US$750 million. The terms of the additional notes will be identical to the existing notes, other than the issue date and issue price. The additional notes will be issued at a price equal to 99.878% of their face value plus accrued and unpaid interest from April 9, 2020 (the issue date of the existing notes) through, but excluding, the date of delivery of such notes, with an effective yield of 4.365%, if held to maturity.

The additional notes will be issued by Brookfield Finance Inc., an indirect 100% owned subsidiary of Brookfield, and will be fully and unconditionally guaranteed by Brookfield. The net proceeds from the sale of the additional notes will be used for general corporate purposes. The re-opening is expected to close on or about April 14, 2020.

The notes will be offered under Brookfield Finance Inc.’s existing base shelf prospectus filed in the United States and Canada. In the United States, the notes are being offered pursuant to an effective registration statement filed with the U.S. Securities and Exchange Commission on January 31, 2020, as amended on February 11, 2020. The offering will be made only by means of a prospectus supplement relating to the offering of the notes. You may obtain these documents for free on EDGAR at www.sec.gov or on SEDAR at www.sedar.com. Before you invest, you should read these documents and other public filings by Brookfield for more complete information about Brookfield and this offering.

Alternatively, copies can be obtained from:

Deutsche Bank Securities Inc. 60 Wall Street New York, New York 10005-2836 Telephone: 1-800-503-4611 Email: prospectus.CPDG@db.com	HSBC Securities (USA) Inc. Attn: Transaction Management Group HSBC Securities (USA) Inc. 452 Fifth Avenue, New York, NY 10018 Telephone: + 866-811-0049 Email: tmg.americas@us.hsbc.com

This news release does not constitute an offer to sell or the solicitation of an offer to buy the notes described herein, nor shall there be any sale of these notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The notes being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the base shelf prospectus or the prospectus supplement.

Brookfield Asset Management
Brookfield Asset Management Inc. is a leading global alternative asset manager with over US$540 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world—including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors.

Brookfield Asset Management is listed on the New York and Toronto stock exchanges under the symbols BAM and BAM.A, respectively.

For more information, please contact:

Communications & Media Claire Holland Tel: +1 416 369-8236 Email: claire.holland@brookfield.com	Investor Relations Linda Northwood Tel: +1 416 359-8647 Email: linda.northwood@brookfield.com

Forward-Looking Statements
Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The word “will” and derivations thereof and other expressions that are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.

Forward-looking statements in this news release include statements with respect to the offering, the use of proceeds from the offering and the expected closing date of the offering described in this news release. Although Brookfield believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Brookfield to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business or may do business; the behavior of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; and other risks and factors in the prospectus and as detailed from time to time in the Company’s Annual Report on Form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the Company with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.